Mailstop 4561

March 11, 2009

Mr. Per Akerlind
Executive Director and Chief Financial Officer
Swedish Export Credit Corporation
Vastra Tradgardsgatan 11B
P.O. Box 16368
SE-103 27
Stockholm, Sweden

> **Re:** **Swedish Export Credit Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **File No. 1-8382**

Dear Mr. Akerlind:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon Blume
Reviewing Accountant